SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, in compliance with the provisions of Instruction of the Brazilian Securities Commission (“CVM”) No. 358, of January 3, 2002, as amended, which, on this date, was approved by the subsidiary Centrais Elétricas do Norte do Brasil S/A (“Eletronorte”) the execution of the Debt Confession Instrument (“ICD”), with Amazonas Energia S/A (“AmE”), whose purpose is the renegotiation of AmE's debt with Eletronorte (merger of Amazonas Geração e Transmissão SA), referring to the Operation and Maintenance (“O&M”) and Power bills of the Independent Energy Producers (“PIEs”) contracts, located in the capital of Manaus, expired between November/2020 and July/2021.

The agreed amount is BRL 808.750,067.72 (eight hundred and eight million, seven hundred and fifty thousand, sixty-seven reais and seventy-two cents) updated until July 6, 2021.

The agreement conditions are: grace period of 12 (twelve) months of interest and principal ending on June 30, 2022, amortization period of 60 (sixty) months, CDI rate +2.75% py, with binding, in guarantee, for the receipt of estimated Overcontracting and Short-Term Market credits in the amounts of approximately BRL 73 million and BRL 80 million, respectively, which may be received by AmE and also with a guarantee equivalent to an Installment, provided by a financial institution of 1st line.

This is the 4th Instrument of Acknowledgment of Debt with AmE, so the first three were agreed upon by Amazonas Geração e Transmissão SA (incorporated by Eletronorte), corresponding to a total of R$2,313,216,149.28 (two billion, three hundred and thirteen million, two hundred and sixteen thousand, one hundred and forty-nine reais and twenty-eight centavos), broken down as per the table below:

Balances in July 13, 2021 (in Reais)

ICD	Date of Execution	Valor Pactuado	Amount Received until 07/13/2021	Balance receivable
1o ICD	09/19/2019	291,026,650.46	64,672,588.97	226,354,061.49
2o ICD	10/30/2020	841,177,527.54	304,037,903.05	537,139,624.49
3o ICD	12/31/2020	372,261,903.56	19,736,423.19	352,525,480.37
4o ICD	07/21/2021	808,750,067.72	0	808,750,067.72
Total		2,313,216,149.28	388,446,915.21	1,924,769,234.07

The Company will keep the market informed about the matter subject of this Relevant Fact.

Rio de Janeiro, July 21, 2021

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.